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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Parlux Fragrances Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

701645103

(CUSIP Number)

Jonathan D.Wood

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

(612) 253-6001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 701654103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

908,954 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

908,954 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,954 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%
14	TYPE OF REPORTING PERSON (See Instructions)

IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

2 of 20

CUSIP No. 701654103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Intermarket Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

908,954 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

908,954 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,954 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%
14	TYPE OF REPORTING PERSON (See Instructions)

IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

3 of 20

CUSIP No. 701654103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Intermarket Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

908,954 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

908,954 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,954 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

4 of 20

CUSIP No. 701654103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Intermarket Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

908,954 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

908,954 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,954 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

5 of 20

CUSIP No. 701654103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Intermarket Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

908,954 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

908,954 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,954 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

6 of 20

CUSIP No. 701654103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Pandora Select Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

908,954 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

908,954 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,954 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%
14	TYPE OF REPORTING PERSON (See Instructions)

IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

7 of 20

CUSIP No. 701654103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Pandora Select Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

908,954 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

908,954 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,954 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

8 of 20

CUSIP No. 701654103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Pandora Select Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

908,954 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

908,954 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,954 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

9 of 20

CUSIP No. 701654103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Pandora Select Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

908,954 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

908,954 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,954 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

10 of 20

CUSIP No. 701654103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Statistical Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

908,954 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

908,954 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,954 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%
14	TYPE OF REPORTING PERSON (See Instructions)

IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

11 of 20

CUSIP No. 701654103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Statistical Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

908,954 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

908,954 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,954 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

12 of 20

CUSIP No. 701654103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Statistical Arbitrage Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

908,954 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

908,954 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,954 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

13 of 20

CUSIP No. 701654103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Statistical Arbitrage Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

908,954 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

908,954 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

908,954 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

14 of 20

Item 1 – Security and Issuer

(a)	This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of Parlux Fragrances, Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 3725 SW 30th Avenue, Fort Lauderdale, FL 33312.

Item 2 - Identity and Background

(a)	This statement on Schedule 13D is filed by the following entities, who are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Person”:

(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”), with the respect to the common stock beneficially owned by it;

(ii)	Whitebox Intermarket Advisors, LLC, a Delaware limited liability company (“WIA”), with respect to the common stock beneficially owned by it;

(iii)	Whitebox Intermarket Partners, L.P., a British Virgin Islands partnership (“WIP”), with respect to the common stock directly beneficially owned by it;

(iv)	Whitebox Intermarket Fund, L.P., a Delaware limited partnership (“WIFLP”), with respect to the common stock indirectly beneficially owned by it;

(v)	Whitebox Intermarket Fund, Ltd., a British Virgin Islands international business company (“WIFLTD”), with respect to the common stock indirectly beneficially owned by it;

(vi)	Pandora Select Advisors, LLC, a Delaware limited liability company (“PSA”), with respect to the common stock beneficially owned by it;

(vii)	Pandora Select Partners, L.P., a British Virgin Islands limited Partnership (“PSP”), with respect to the common stock directly beneficially owned by it;

(viii)	Pandora Select Fund, L.P., a Delaware limited partnership (“PSFLP”), with respect to the common stock indirectly beneficially owned by it;

(ix)	Pandora Select Fund, Ltd., a British Virgin Islands international business company (“PSFLTD”), with respect to the common stock indirectly beneficially owned by it;

(x)	Whitebox Statistical Arbitrage Advisors, LLC, a Delaware limited liability Company (“WSAA)”, with respect to the common stock beneficially owned by it;

(xi)	Whitebox Statistical Arbitrage Partners, L.P., a British Virgin Islands partnership (“WSAP”), with respect to the common stock directly beneficially owned by it;

(xii)	Whitebox Statistical Arbitrage Fund, L.P., a Delaware limited partnership (“WSAFLP”), with respect to the common stock indirectly owned by it;

(xiii)	Whitebox Statistical Arbitrage Fund Ltd., a British Virgin Island international business company (“WSAFLTD”), with respect to the common stock indirectly beneficially owned by it, and

(xiv)	HFR Asset Management, L.L.C. (“HFRAM”), a Delaware limited liability company, Investment Manager, for RVA Combined Master Trust (“HFR-RVA”), a Bermuda unit trust. HFRAM and WA have a trading manager agreement in place, with respect to the common stock directly beneficially owned by HFR-RVA.

WA, the managing member and sole owner of WIA, has the power to direct the affairs of WIA which manages accounts for the benefit of its clients WIP, WIFLP and WIFLTD. WIA has the power to direct the affairs of WIP including decision making power with respect to the disposition of the proceeds from the sale of the common stock.

WA, the managing member and sole owner of PSA, has the power to direct the affairs of PSA which manages accounts for the benefit of its clients PSP, PSFLP and PSFLTD. PSA has the power to direct the affairs of PSP including decision making power with respect to the disposition of the proceeds from the sale of the common stock.

WA, the managing member and sole owner of WSAA, has the power to direct the affairs of WSAA, which manages accounts for the benefit of its clients, WSAP, WSAFLP and WSAFLTD. WSAA has the power to direct the affairs of WSAP including decision making power with respect to the disposition of the proceeds from the sale of the Common stock.

15 of 20

WA and HFRAM have a trading manager agreement in place. WA has full discretionary authority to direct investment decisions for HFR RVA Combined Master Trust, including decision making powers with respect to the disposition of the proceeds from the sale of common stock.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WIA, PSA, WIP, WSSA, PSP, WSAP, WIFLP, PSFLP, WSAFLP, WIFLTD, PSFLTD, WSAFLTD and HFR-RVA are a group, or have agreed to act as a group.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of WA, WIA, WIFLP, PSA PSFLP, WSAA, WSAFLP and HFR-RVA is:

c/o Whitebox Advisors, LLC

3033 Excelsior Boulevard, Suite 300

Minneapolis, MN 55416

The address of the business office of WIP, WIFLTD, PSP, PSFLTD, WSAP and WSAFLTD is:

Trident Chambers, P.O. Box 146

Waterfront Drive, Wickhams Cay

Roadtown, Tortola, British Virgin Islands

(c)	During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(d)	Citizenship

WA, WIA, WIFLP, PSA, PSFLP, WSAA and WSAFLP are organized under the laws of the State of Delaware. WIP, PSP, WIFLTD, PSFLTD, WSAP and WSAFLTD are organized under the laws of the British Virgin Islands.

Item 3 - Source and Amount of Funds or Other Consideration

WIP, PSP and WSAP are private investment funds whose business is investing in securities, commodities and other assets for investment purposes. The Reporting Persons did not borrow or otherwise obtain from investors of either WIP, PSP or WSAP funds for the sole purpose of acquiring, holding, trading or voting the securities, to pay the cash purchase price of the stock and warrants purchased from the Issuer.

Item 4 - Purpose of Transaction

The purpose of the transaction was to acquire the shares for investment purposes with the aim of increasing the value of the Reporting Person’s investment and the financial condition of the Issuer.

On July 13, 2006, WA expressed its opinion to management that the Issuer’s shareholders would benefit from a buy-back of a material portion of its shares. Towards that objective, WA has expressed an interest to management in providing debt funding for such transaction. WA believes that a share buy-back, regardless of whether funded by debt provided by WA, funded by debt from other sources, or funded by the sale of assets, would be beneficial to shareholders.

Item 5. Interest in Securities of the Issuer

(a)	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act

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Amount beneficially owned:

WIP beneficially owns 293,849 shares of common stock of the Company,

PSP beneficially owns 371,233 shares of common stock of the Company,

WSAP beneficially owns 166,622 shares of the common stock of the Company,

HFR-RVA beneficially owns 77,250 shares of the common stock of the Company.

As a result of the relationships described in this statement, each of WA, WIA, PSA, WSAA, WIFLP, PSFLP, WSAFLP, WIFLTD, PSFLTD, WSAFLTD and HFR-RVA may be deemed to possess indirect beneficial ownership of the shares of common stock beneficially owned by each of WIP, PSP and WSAA. WA, WIA, PSA, WSAA, WIFLP, PSFLP, WSAFLP, WIFLTD, PSFLTD, WSAFLTD and HFR-RVA each disclaim indirect beneficial ownership of the shares of common stock except to the extent of its pecuniary interests in such shares.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WIA, PFS, WSAA, WIFLP, PSFLP, WSAFLP, WIFLTD, PSFLTD, WSAFLTD, and HFR-RVA are a group, or have agreed to act as a group.

Percent of class:

WA beneficially owns 5.01 % of the Company’s common stock.

WIA, PSA and WSAA each beneficially owns 5.01% of the Company’s common stock.

WIP, PSP and WSAP and HFR-RVA each directly owns 5.01% of the Company’s common stock.

WIFLP, WIFLTD, PSFLP, PSFLTD, WSAFLP and WSAFLTD each indirectly owns 5.01 % of the Company’s common stock.

The percentage of common stock reportedly owned by each entity herein is based on 18,154,636 shares of outstanding common stock of the Company, which is the total number of shares issued and outstanding on July 21, 2006.

(b)	For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared

(1)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

WA, WIA, PSA, WSAA, WIP, PSP, WSAP, WIFLP, PSFLP, WSAFLP, WIFLTD, PSFLTD, WSAFLTD and HFR-RVA have shared voting power with respect to 908,954 shares of common stock.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

WA, WIA, PSA, WSAA, WIP, PSP, WSAP, WIFLP, PSFLP, WSAFLP, WIFLTD, PSFLTD, WSAFLTD and HFR-RVA have shared power to direct the disposition of 908,954 shares of common stock.

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(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

The following tables are provided to show transactions during the past sixty days. All transactions occurred on the open market and were executed by the portfolio manager(s) responsible for making the investment decisions involving each Fund.

HFR-RVA

26-May-2006	540.00	28.03
05-Jun-2006	540.00	26.04
08-Jun-2006	712.00	20.87
09-Jun-2006	135.00	18.80
13-Jun-2006	6,032.00	24.97
13-Jun-2006	170.00	25.10
13-Jun-2006	999.00	25.45
14-Jun-2006	13,771.00	21.88
16-Jun-2006	19,633.00	20.55
16-Jun-2006	39,266.00	10.28
16-Jun-2006	6,032.00	20.55
16-Jun-2006	12,064.00	10.28
12-Jul-2006	23,894.00	8.49
13-Jul-2006	2,026.00	8.16

WIP

13-Jun-2006	29,468	24.97
13-Jun-2006	830	25.10
14-Jun-2006	67,280	21.88
12-Jul-2006	94,039	8.49
13-Jul-2006	7,974	8.16

PSP

15-Jun-2006	10,000	19.51
26-Jun-2006	100,000	10.65
27-Jun-2006	80,000	10.26
06-Jul-2006	15,000	9.06
12-Jul-2006	117,933	8.49
13-Jul-2006	38,300	8.16

WSAP

26-May-2006	7,460.00	28.03
05-Jun-2006	7,460.00	26.04
08-Jun-2006	9,831.00	20.87
09-Jun-2006	1,865.00	18.80
13-Jun-2006	13,801.00	25.45

(d)	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

None.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference to Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2006
Date /s/ Jonathan D. Wood

Signature

Jonathan D. Wood as Chief Financial Officer of Whitebox Advisors, LLC, Whitebox Intermarket Advisors, LLC, Whitebox Intermarket Partners, L.P., Whitebox Intermarket Fund, L.P., Whitebox Intermarket Fund, Ltd., Pandora Select Advisors, LLC, Pandora Select Partners, L.P., Pandora Select Fund, L.P. and Pandora Select Fund, Ltd., Whitebox Statistical Arbitrage Advisors, LLC, Whitebox Statistical Arbitrage Partners, L.P., Whitebox Statistical Arbitrage Fund, L.P., Whitebox Statistical Arbitrage Fund, Ltd., and HFR-RVA Combined Master Trust

Chief Financial Officer, Director

Name/Title

Attention: Intentional misstatements or omissions of fact

constitute Federal Criminal violations (See 18 U.S.C. 1001)

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